

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

<u>Via E-mail</u>
David R. Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, CH 8001
Zurich, Switzerland

   **Re: Credit Suisse Group AG
           Form 20-F for Fiscal Year Ended December 31, 2013
           Filed April 3, 2014
           File No. 1-15244**

Dear Mr. Mathers:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2013</u>

<u>Operating and Financial Review, page 43</u>

<u>Critical Accounting Estimates, page 86</u>

<u>Goodwill Impairment, page 88</u>

1.   Please address the following regarding your goodwill impairment analysis:

   • We note that in the Private Banking & Wealth Management reportable segment, Wealth Management Clients, Corporate & Institutional Clients, Asset Management and Private Banking & Wealth Management's non-strategic unit are considered to be reporting units, while Investment Banking is considered to be one reporting unit. Please tell us how you determined that Investment Banking's non-strategic unit is not a separate reporting unit similar to the non-strategic Private Banking & Wealth Management reporting unit. Identify the factors you considered that supported and opposed such treatment.

- Tell us and revise your future filings to quantify the amount of goodwill left in your Private Banking non-strategic unit.

- Tell us and revise your future filings to quantify the amount of goodwill that was assigned to the Investment Banking non-strategic unit.

Treasury, Risk, Balance Sheet and Off-Balance Sheet, page 93

Risk Management, page 115

Market Risk, page 122

2.   We note from your disclosure on page 125 that to assess the accuracy of your regulatory Value-at-Risk (VaR) model you perform backtesting using your actual daily trading revenues. Please revise your future filings to explain how daily trading revenues are calculated. For example, clearly explain whether your definition of trading revenues includes fees, commissions, net interest income, and gains and losses from intraday trading. Additionally, confirm that the definitions are comparable to the ones used in your backtesting analysis where you compare actual daily trading revenues with a regulatory 99% VaR using a one-day holding period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief

cc: <u>Via E-mail</u>
Rudolf A. Bless
Credit Suisse Group AG